SOUTHWESTERN ENERGY COMPANY
CLAWBACK POLICY
(Effective Date: October 24, 2023)
PURPOSE
The Board of Directors (the “Board”) of Southwestern Energy Company (the “Company”), believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this clawback policy (this “Policy”), which provides for (x) compulsory recoupment of certain executive compensation in the event that the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws (the “Compulsory Recoupment Component”), and (y) addresses certain other circumstances under which the Company may otherwise seek recoupment of any recoverable incentive compensation. The Compulsory Recoupment Component is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules promulgated thereunder, and the listing standards of the national securities exchange on which the Company’s securities are listed. This Policy is intended to replace the Company’s Compensation Recoupment Policy as of the Effective Date (as defined below).
ADMINISTRATION
This Policy shall be administered by the Compensation Committee of the Board (the “Compensation Committee”). Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.
COVERED EXECUTIVES
This Policy applies to the Company’s current and former executive officers (as determined by the Compensation Committee in accordance with Section 10D of the Exchange Act, the rules promulgated thereunder, and the listing standards of the national securities exchange on which the Company’s securities are listed) and such other senior executives or employees who may from time to time be deemed subject to this Policy by the Compensation Committee (collectively, the “Covered Executives”). This Policy shall be binding and enforceable against all Covered Executives.
COMPULSORY RECOUPMENT COMPONENT
In the event that the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each an “Accounting Restatement”), the Compensation Committee will reasonably promptly require reimbursement or forfeiture of the Overpayment (as defined below) received by any Covered Executive (x) after beginning service as a Covered Executive, (y) who served as a Covered Executive at any time during the performance period for the applicable Incentive-Based Compensation (as defined below), and (z) during the three (3) completed fiscal years immediately preceding the Restatement Date (as defined below) and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three (3) completed fiscal years. For purposes of this Policy, “Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
OTHER RECOUPMENT
If the Compensation Committee has determined that any fraud, negligence, or intentional misconduct by any Covered Executive was a significant contributing factor to the Company having to make an Accounting Restatement, the Compensation Committee has the discretion to take such action as it deems necessary to remedy the misconduct and prevent its recurrence, above and beyond the recoupment required by the Compulsory Recoupment Component ("Discretionary Recoupment Component”).
In determining what remedies to pursue, the Compensation Committee will take into account all relevant factors, including whether the Accounting Restatement was the result of fraud, negligence, or intentional misconduct. To the extent permitted by applicable law, the Compensation Committee may require reimbursement of all or a portion of any Incentive-Based Compensation paid to the Covered Executive, cause the cancellation of all or a portion of any restricted stock awards and outstanding stock options and seek reimbursement of any gains realized on the exercise of any stock options attributable to such awards, if and to the extent that (a) the Incentive-Based Compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to an Accounting Restatement, (b) the Covered Executive engaged in any fraud or misconduct that caused or contributed to the need for the Accounting Restatement, and (c) the amount of the Incentive-Based Compensation that would have been awarded to the Covered Executive had the financial results been properly reported would have been materially lower than the amount actually awarded. In addition, the Compensation Committee may dismiss the Covered Executive, authorize legal action, or take such other action to enforce the Covered Executive’s obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case.
INCENTIVE-BASED COMPENSATION
For purposes of this Policy, “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, including, but not limited to: (i) non-equity incentive plan awards that are earned solely or in part by satisfying a financial reporting measure performance goal; (ii) bonuses paid from a bonus pool, where the size of the pool is determined solely or in part by satisfying a financial reporting measure performance goal; (iii) other cash awards based on satisfaction of a financial reporting measure performance goal; (iv) restricted stock, restricted stock units, stock options, stock appreciation rights, and performance share units that are granted or vest solely or in part based on satisfaction of a financial reporting measure performance goal; and (v) proceeds from the sale of shares acquired through an incentive plan that were granted or vested solely or in part based on satisfaction of a financial reporting measure performance goal.
Compensation that would not be considered Incentive-Based Compensation includes, but is not limited to: (i) salaries; (ii) bonuses paid solely based on satisfaction of subjective standards, such as demonstrating leadership, and/or completion of a specified employment period; (iii) non-equity incentive plan awards earned solely based on satisfaction of strategic or operational measures; (iv) wholly time-based equity awards; and (v) discretionary bonuses or other compensation that is not paid from a bonus pool that is determined by satisfying a financial reporting measure performance goal.
A financial reporting measure is: (i) any measure that is determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from such measure, such as revenues, EBITDA, or net income or (ii) stock price and total shareholder return. Financial reporting measures include, but are not limited to: revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); net assets or net asset value per share; earnings before interest, taxes, depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an accounting restatement; revenue per user, or average revenue per user, where revenue is subject to an accounting restatement; cost per employee, where cost is subject to an accounting restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement; and tax basis income.
OVERPAYMENT: AMOUNT SUBJECT TO RECOVERY UNDER THE COMPULSORY RECOUPMENT COMPONENT
With respect to the Compulsory Recoupment Component, the amount to be recovered will be the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid (the “Overpayment”). Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the vesting, payment or grant of the incentive-based compensation occurs after the end of that period.
For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the exchange on which the Company’s securities are listed.
METHOD OF RECOUPMENT
The Compensation Committee will determine, in its sole discretion, the method or methods for recouping any Overpayment hereunder with respect to the Compulsory Recoupment Component or any other Incentive-Based Compensation hereunder with respect to the Discretionary Recoupment Component, which may include, without limitation:
•requiring reimbursement of cash Incentive-Based Compensation previously paid;
•seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards granted as Incentive-Based Compensation;
•offsetting any or all of the Overpayment from any compensation otherwise owed by the Company to the Covered Executive;
•cancelling outstanding vested or unvested equity awards; and/or
•taking any other remedial or recovery action permitted by law, as determined by the Compensation Committee.
LIMITATION ON RECOVERY; NO ADDITIONAL PAYMENTS
The right to recovery with respect to the Compulsory Recoupment Component will be limited to Overpayments received during the three (3) completed fiscal years prior to the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three (3) completed fiscal years. In no event shall the Company be required to award Covered Executives an additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment.

NO INDEMNIFICATION
The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive-Based Compensation, nor will the Company pay or reimburse the Covered Executive for any insurance premium to cover any loss hereunder.
INTERPRETATION
The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that the Policy, except for the Discretionary Recoupment Component, be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and the applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.
EFFECTIVE DATE
This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive-Based Compensation (including Incentive-Based Compensation granted pursuant to arrangements existing prior to the Effective Date). Notwithstanding the foregoing, the Compulsory Recoupment Component shall only apply to Incentive-Based Compensation received (as determined pursuant to this Policy) on or after October 2, 2023, the effective date of Section 303A.14 of the NYSE Listed Company Manual.
AMENDMENT; TERMINATION
The Board may amend this Policy from time to time in its discretion. The Board may terminate this Policy at any time.
OTHER RECOUPMENT RIGHTS
The Board intends that this Policy will be applied to the fullest extent of the law. The Compensation Committee may require that any employment or service agreement, cash-based bonus plan or program, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, cash-based bonus plan or program, or similar agreement and any other legal remedies available to the Company.
IMPRACTICABILITY
The Compensation Committee shall recover any Overpayment in accordance with this Policy pursuant to the Compulsory Recoupment Component except to the extent that the Compensation Committee determines such recovery would be impracticable because any of the following conditions are met:
(A)    The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;
(B)    Recovery would violate home country law of the Company where that law was adopted prior to November 28, 2022; or

(C)     Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
SUCCESSORS
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
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